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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

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                                                               SEC FILE NUMBER
                                                                     1-10233
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                                                                  CUSIP NUMBER

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                           NOTIFICATION OF LATE FILING

(CHECK ONE): /X/ Form 10-K / / Form 20-F / / Form 11-K / / Form 10-Q / / Form N-SAR

          For Period Ended:        July 3, 1994
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          [ ]Transition Report on Form 10-K
          [ ]Transition Report on Form 20-F
          [ ]Transition Report on Form 11-K
          [ ]Transition Report on Form 10-Q
          [ ]Transition Report on Form N-SAR
          For the Transition Period Ended:
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    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identity the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

                                 MagneTek, Inc.
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Full Name of Registrant


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Former Name if Applicable

                    11150 Santa Monica Boulevard, 15th Floor
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Address of Principal Executive Office (Street and Number)

                         Los Angeles, California  90025
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     (b)  The subject annual report, semi-annual report, transition report on
/X/ Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed period.

     On January 6, 1994, the Registrant announced a restructuring plan designed to divest non-core businesses and reduce debt. The restructuring plan identifies a number of business groups, accounting for approximately 29 percent of the Registrant's fiscal 1993 revenues of $1.5 billion, as candidates for divestiture. The Registrant has determined that it is required to account for

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these business units as discontinued operations in its financial statements and
Report on Form 10-K. The Registrant cannot, without unreasonable effort and expense, complete such financial statements and Report by a date sufficiently early to allow the Registrant to file the Report in a timely manner.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          Samuel A. Miley, Esq.            310                 473-6681
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                 (Name)                (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                                 /X/ Yes  / / No

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 /X/ Yes  / / No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          The results of operations for the year ended June 30, 1994, will reflect a loss from continuing operations of approximately $17 million compared to income from continuing operations of approximately $19 million in the prior fiscal year. The current year loss is due to restructuring and other costs recorded primarily in the second quarter and reflected in the Company's quarterly report on Form 10-Q for the three months ended December 31, 1993. Subsequent to fiscal year end, the Company's Board of Directors approved a formal plan of disposal for certain businesses which will result in a restatement of previously reported results to reflect continuing and discontinued operations as disclosed in the Company's August 22, 1994 news release on fiscal 1994 earnings.
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                                 MagneTek, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:       September 21, 1994          By        /s/ Samuel A. Miley
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